EXHIBIT 99.1

Skylight Health Group Reports Fourth Quarter and Full-Year 2021 Financial Results

Revenue Growth of 3,842% Year over Year and 8% Growth Compared to the Previous Quarter

TORONTO, March 30, 2022 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV:SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced its financial results for the fourth quarter and year ended December 31, 2021, as well as the filing of its restated condensed interim consolidated financial statements and management's discussion and analysis for the quarters ended March 31, 2021, June 30, 2021 and September 30, 2021 (collectively, “restated financial statements and MD&A”).

“Our strength as an entrepreneurial team means that we continue to place our efforts where we believe will drive the maximum value for the Company and our shareholders,” said Prad Sekar, CEO and Co-Founder of Skylight Health. “We are pleased with our results for 2021 which saw a year of high growth as we invested in our team, technology, and refocused business lines to support our mission of fully encompassing value based care. While market conditions in 2022 have seemingly slowed our growth trajectory from an acquisition standpoint, our strong foundation has given us the ability to endure a weaker climate and allowed us to focus on strategic optimization and cost-savings. We remain bullish on several large-scale initiatives that have been quietly in the works for several months. As we continue to scale towards profitability, the strategic impact of these initiatives could potentially result in a positive impact for the Company.”

Fourth Quarter and Full-Year 2021 Financial Highlights:

  Revenues for the year were $27.2 million (excluding revenue from discontinued operations of $10.6 million), compared to $0.7 million for the year ended December 31, 2020 (excluding revenue from discontinued operations of $12.5 million), an increase of $26.5 million;
  Gross profit was $15.1 million for the year ended December 31, 2021 (excluding gross profit from discontinued operations of $8.1 million), compared to $0.3 million for the year ended December 31, 2020 (excluding gross profit from discontinued operations of $8.8 million);
  Gross margin was 56% for the year ended December 31, 2021, compared to 39% for the year ended December 31, 2020 (discontinued operations gross margin was 76% and 70%, respectively);
  Adjusted EBITDA loss of $14.6 million in 2021 compared to loss of $6.0 million in 2020, driven by one-time expenses in infrastructure development and acquisition related expenses. The Company does not expect to see many of these expenses moving forward;
  Loss from continuing operations in 2021 was $22.2 million, with approximately $6.7 million in share-based compensation and depreciation and amortization and $4.2 million in professional fees related to accounting, legal and consulting fees;
  Cash balance of $11.7 million as of December 31, 2021.

Fourth Quarter and Full-Year 2021 Operational Highlights:

  On January 4, 2021, acquired 100% of Colorado based primary care services group Apex for $2.3 million.
  Executed clinical trial contracts, with an increase in revenues of 207% compared to 2020;
  On January 5, 2021, The Company’s shares commenced trading on the TSX-V under the symbol “SHG” after the Company’s shares were voluntarily delisted from the Canadian Securities Exchange on January 4, 2021
  On January 14, 2021, the Company appointed Grace Mellis, as an independent director to the Company’s Board of Directors and the Chair of the Audit Committee. Ms. Mellis has a robust background in strategy and finance leadership roles with over 28 years of success and experience
  On February 3, 2021, acquired 100% of Florida-based RCMA with 6 clinic locations for $5.6 million (US$4.4 million).
  On February 26, 2021, the Company appointed Andrew Elinesky as Chief Financial Officer. Mr. Elinesky has a long and distinguished career in Finance and has served as CFO for multiple publicly traded companies in Canada and the United States. He comes with strong cross-border market experience and specializes in mergers & acquisitions and consolidation.
  On March 16, 2021, the Company appointed Mr. Patrick McNamee as Chairman of the Board. Mr. McNamee succeeds Norton Singhavon who will remain involved as an active member of the Board. Mr. McNamee has previously acted as EVP and COO of Express Scripts, where he led all major activities of the $120B+ technology-driven pharmacy benefit management company.
  On April 5, 2021, acquired 100% of Colorado based Primary Care Clinic Group, Rocky Mountain for $13.3 million (US$10.7 million).
  On May 13, 2021, the Company received conditional approval from Nasdaq to list its issued and outstanding common shares on Nasdaq. On May 25, 2021, the Company received a confirmation from the Nasdaq that its common shares will be able to commence trading on the Nasdaq during the week of June 7, 2021 under the symbol “SLHG”. On June 7, 2021, the Company commenced trading on the Nasdaq under the symbol “SLHG”.
  On May 26, 2021, the Company closed a bought deal offering with a syndicate of underwriters led by Raymond James Ltd. as sole bookrunner and co-lead underwriter and Stifel GMP as co-lead underwriter on behalf of a syndicate including Beacon Securities Limited, Echelon Wealth Partners Inc., and Bloom Burton Securities Inc. (collectively the "Underwriters"). Pursuant to this, the Underwriters were issued, on a bought deal basis, with full exercise of the Underwriters' 15% over-allotment option, 1,970,360 common shares (post-Share Consolidation basis) of the Company at a price of $7.00 per common share for gross proceeds of $13.8 million.
  On June 23, 2021, acquired 100% of Florida based primary care group Doctors Center Inc. for $2.8 million (US$2.2 million).
  On July 7, 2021, the Company appointed Dr. Kit Brekhus as Chief Medical Officer (“CMO”), taking over from Dr. Georges Feghali who served as CMO from February 2021.
  On August 26, 2021, the Company appointed Mohammad Bataineh as President.
  On September 16, 2021, acquired 70% of Pennsylvania based Primary Care Clinic Group, Aspire Health Concepts, Inc. for $2.0 million (US$1.6 million).
  On December 6, 2021, the Company announced the closing of the registered offering of 275,000 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares (“Series A Preferred Shares”) at a price to the public of US$21 per share for gross proceeds of US$5.8 million. The Series A Preferred Shares trade on the Nasdaq Capital Market under the symbol “SLHGP”; and
  On December 15, 2021, the Company completed the divesture of 100% of assets related to the Legacy Business for a total cash consideration of $11.1 million (US$8.6 million), including $5.2 million ($US4.0 million) on closing subject to customary working capital holdbacks and the remaining balance paid over three installments.

Fourth Quarter and Full-Year 2021 Performance:

Revenue increased $9.0 million from the same period last year, largely due to additional revenue being contributed by the clinics acquired during the fiscal year ended December 31, 2021. The fourth quarter of 2021 was the first period that included a full three months of contribution by Harrisburg, Pennsylvania's Aspire Heath Concepts, Inc. The Company remains committed to a strong growth by acquisition model fueled by a strengthened balance sheet and robust pipeline.

Net loss for the year ended December 31, 2021 was driven by approximately $6.7 million in share-based compensation and depreciation and amortization and $4.2 million in professional fees related to accounting, legal and consulting fees. Adjusted EBITDA loss of $14.6 million was a result of investments made primarily in human capital, technology and infrastructure. While the Company is focused on managing EBITDA, it expects that investments needed to be successful in a full risk and total cost of care reimbursement model will be offset by improved patient economics driven by higher margin payor contracts as validated by its peers. As a result, the Company expects to continue to make investments in this growth opportunity and believes that it has sufficient capital on hand to see this investment through to realize increased margin contribution.

2021 was a year of infrastructure development for value-based care and laying the foundation for the effective management of practices across multiple markets. Several large-scale initiatives that were executed through 2021 and into Q1 of 2022 included the integration of technology systems in human resources, payroll, electronic health records and the implementation of improved benefits and insurance programs. These initiatives, while an investment in 2021 and early 2022, will lead to improved cost synergies and savings while driving future revenue growth through better practice management.

Each of these programs have now been executed and the Company is starting to see immediate improvements to its annual expenses under each of these initiatives. These initiatives will also support the implementation of business development activities which the Company has outlined as its priorities for 2022. These include a national contact center to boost patient access and service and drive revenue growth, in-house revenue cycle management, improved payor contract negotiations and the ability to better identify the shift to value-based care under certain payor agreements.

Restated financial statements and MD&A

The Company has restated its condensed interim consolidated financial statements for the periods ended March 31, 2021, June 30, 2021 and September 30, 2021, as well as the management's discussion and analysis for those periods. The restated financial statements and MD&A were necessary because of errors related to the accounting treatment of certain revenue transactions. The Company overstated revenue and accounts receivable due to not properly recording price concessions as a reduction of revenue.

Outlook

Skylight Health remains focused on growth, both organically, and through acquisition, as it rapidly captures market share within the US healthcare network. The Company continues to prioritize the integration of health technology solutions to help small and independent practices shift from a traditional fee-for-service model to value-based care through proprietary technology, data analytics and infrastructure. This organic growth through an increase in insurable services and new patients represents a predominant portion of revenue and is where the Company expects to see its strongest growth in future periods. The Company expects that by 2022, the large majority of investments made at the start of the year will result in both a higher growth of revenue driven organically and by acquisition and will also result in stronger EBITDA recognition. The Company is focused on revenue growth which it believes is how its peers are measured and expects to continue to compete aggressively for market share growth in three areas: acquisition of primary care practice groups, development of its single system of operation and clinical leadership, and conversion from fee-for-service to value-based-care. With the growing demand for accessible and affordable medical services in the US, Skylight Health is well positioned to meet this growing opportunity while creating significant shareholder value.

2021 Financial Highlights**

(in 000s of dollars)	Year ended December 31
	2021	2020
Revenue	27,157	689
Cost of sales	12,071	419
Gross profit	15,086	270
Total operating expenses	36,952	10,099
Loss from continuing operations	(21,866)	(9,829)
Net loss from continuing operations	(22,151)	(12,153)
Net income from discontinued operations	8,563	2,672
Net loss	(13,588)	(9,481)
Adjusted EBITDA*	(14,612)	(6,034)

* Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted by significant nonrecurring, nonoperational expenses and partially offset by the cash impact of certain accounting treatments during the period. Please see the Company’s Management Discussion & Analysis for a detailed reconciliation to operating loss.
** Certain prior period financial information on the consolidated statements of loss and comprehensive loss, and consolidated statements of cash flows have been updated to present the Legacy Business as discontinued operations and has therefore been excluded from continuing operations for all periods presented in this MD&A. This press release reflects only the results of continuing operations, unless otherwise noted.

Conference Call

The Company will host a conference call at 8:00am EDT on the morning of March 31 2022, to discuss the financial results. If you would like to participate in the call, details can be found here. Please dial in approximately 10 minutes prior to the start of the call. An audio replay of the conference call will be available on www.skylighthealthgroup.com within 24 hours after the live call has ended.

ABOUT SKYLIGHT HEALTH GROUP INC.

Skylight Health Group (NAQSAQ:SLHG; TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In a FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, payors reimburse typically on a capitation (fixed fee per member per month) basis. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

For more information, please visit www.skylighthealthgroup.com or contact:

Investor Relations:

Canadian Investors

Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Currency Usage, Cautionary and Forward-Looking Statements

All currency contained in this Press Release represent Canadian Dollars unless otherwise stated.

Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed here and elsewhere in Skylight Health's filings with Canadian and United States securities regulators. When used in this news release, words such as "will, could, plan, estimate, expect, intend, may, potential, believe, should," and similar expressions, are forward-looking statements.

Although Skylight Health has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in the forward-looking statements, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended, including, but not limited to: the ability of Skylight Health to execute on its business strategy, continued revenue growth in accordance with management’s expectations, operating expenses continuing in accordance with management expectations, dependence on obtaining regulatory approvals; Skylight Health being able to find, complete and effectively integrate target acquisitions; change in laws relating to health care regulation; reliance on management; requirements for additional financing; competition; hindering market growth or other factors that may not currently be known by the Company.

There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. As a result of these risks and uncertainties, the results or events predicted in these forward-looking statements may differ materially from actual results or events.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this news release are made as of the date of this release. Skylight Health disclaims any intention or obligation to update or revise such information, except as required by applicable law, and Skylight Health does not assume any liability for disclosure relating to any other company mentioned herein.

Non-GAAP Financial Measures

This Press Release contains references to EBITDA and Adjusted EBITDA. These financial measures are not measures that have any standardized meaning prescribed by IFRS and are therefore referred to as non GAAP measures. The non-GAAP measures used by the corporation may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, expenses related to listing on the Canadian Securities Exchange, depreciation, foreign exchange and financial expenses.

Adjusted EBITDA excludes the effect of share-based compensation expenses and related payroll taxes as well as removes substantial one-time costs for unusual business activities. Additional discussion on this can be found in the Skylight Health Management Discussion and Analysis filed on SEDAR.

The Company uses these non-GAAP measures because they provide additional information on the performance of its commercial operations. Such tools are frequently used in the business world to analyze and compare the performance of businesses; however, the Company’s definition of these metrics may differ from those of other businesses. Skylight Health will, at times, use certain non-GAAP financial measures to provide readers with additional information in order to assist investors in understanding our financial and operating performance. Skylight Health believes that these non-GAAP measures provide readers with useful information about the Company’s operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.

Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, the corresponding measures calculated in accordance with IFRS. See the Company’s unaudited Financial Statements for a reconciliation of the non-GAAP measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.